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         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC  20549

                         SCHEDULE SC 13G/A

             Under the Securities Exchange Act of 1934

                      (Amendment No. 6)
                                     --

             UNION NATIONAL FINANCIAL CORPORATION
             -------------------------------------
                       (Name of Issuer)

            Common Stock Par value $ 0.25 per share
               (Title of Class of Securities)

                        907 647 101
                        -----------
                       (CUSIP Number)

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                        Page 2 of 6 Pages

CUSIP No. 907 647 101

                             13G

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos.
of Above Persons

      The Union National Mount Joy Bank

2)  Check the Appropriate Box if a Member of a Group (See
Instructions)

                                        (a) [ ]
                                        (b) [ ]

3)  SEC Use Only


4)  Citizenship or Place of Organization

         Pennsylvania, U.S.A.


Number of Shares          (5)   Sole Voting Power
Beneficially                               29,544
Owned by Each                              ------
Reporting
Person With               (6)   Shared Voting Power
                                          107,996
                                          -------

                          (7)   Sole Dispositive Power
                                           29,544
                                           -------

                          (8)   Shared Dispositive Power
                                          107,996
                                          -------

9)  Aggregate Amount Beneficially Owned by Each Reporting Person

       137,540


10) Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares*


11) Percent of Class Represented by Amount in Row 9

       5.80%

12) Type of Reporting Person*

       BK

*SEE INSTRUCTION BEFORE FILLING OUT!

                                           Page 3 of 6 Pages

Reporting Person
----------------
                          SCHEDULE 13G
                          ------------

     Filed by:   The Union National Mount Joy Bank, Trust
                 Department

     With:       Securities and Exchange Commission
                 Washington, DC  20594


     Calendar Year
     Covered:   1996


     Item 1(a)  Name of Issuer:
                ---------------

                Union National Financial Corporation


     Item 1(b)  Address of Issuer's Principal Executive Offices:
                ------------------------------------------------

                101 East Main Street, P. O. Box 567
                 Mount Joy, Pennsylvania 17552


    Item 2(a)  Name of Person Filing:
               ----------------------

               The Union National Mount Joy Bank, Trust
               Department


     Item 2(b) Address of Principal Business Office or, if none,
               Residence:
               -------------------------------------------------

               101 East Main Street, P. O. Box 567
               Mount Joy, Pennsylvania 17552


     Item 2(c) Citizenship:
               ------------

               U.S.A. (Reporting Person is the Trust Department of a Nationally-Chartered Banking Association)


     Item 2(d) Title of Class of Securities:
               -----------------------------

               Common Stock, par value $0.25 per share

                                         Page 4 of 6 Pages


     Item 2(e) CUSIP Number: 907 647 101


     Item 3.   If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)   [ ]    Broker or Dealer registered under Section 15 of
                  the Act.
     (b)   [X]    Bank as defined in section 3(a)(6) of the Act.
     (c)   [ ]    Insurance Company as defined in section
                  3(a)(19) of the Act.
     (d)   [ ]    Investment Company registered under section 8
                  of the Investment Company Act.
     (e)   [ ]    Investment adviser registered under section 203
                  of the Investment Advisers Act of 1940.
     (f)   [ ]    Employee benefit plan, pension fund which is
                  subject to the provisions of the Employee
                  Retirement Income Security Act of 1974 or
                  Endowment Fund; see Section
                  240.13d-1(b)(1)(ii)(F).
     (g)   [ ]    Parent holding company, in accordance with
                  Section 240.13d-1(b)(ii)(G) (Note: See Item 7).
     (h)   [ ]    Group in accordance with Section
                  240.13d-1(b)(1)(ii)(H).

     Item 4.   Ownership (as of December 31, 1996)
               ---------
     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.


     (a)  Amount Beneficially Owned:
          137,540 shares of Common Stock, par value $0.25 per share.

     (b)  Percent of Class:   5.80%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the
               vote                          29,544
                                          -----------

          (ii) shared power to vote or to direct the vote
                                            107,996
                                          -----------

         (iii) sole power to dispose or to direct the
               disposition of:               29,544
                                          -----------

         (iv)  shared power to dispose or to direct the
               disposition of:              107,996
                                          -----------

                                      Page 5 of 6 Pages

     Item 5.  Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following [              ].  Not Applicable

     Item 6.  Ownership of More than Five Percent on Behalf of
              Another Person.

              122,024 shares of the Issuer that are "beneficially owned" by The Union National Mount Joy Bank, Trust Department are held in its fiduciary capacity in its nominee name, Donegal Securities Service and 15,516 shares of the Issuer that are "beneficially owned" by The Union National Mount Joy Bank, Trust Department are held in its fiduciary capacity as custodian for several self-directed IRAs. The Union National Mount Joy Bank, Trust Department has sole power to vote or to direct the vote of 29,544 shares of the Issuer and sole power to dispose or to direct the disposition of 29,544 shares of the Issuer and has shared power to vote or to direct the vote of 107,996 shares of the Issuer and has shared power to dispose of or to direct the disposition of 107,996 shares of the Issuer.


     Item 7.  Identification and Classification of the
              Subsidiary Which Acquired the Security Being
              Reported on By the Parent Holding Company.

              Not Applicable


    Item 8.   Identification and Classification of Members of the
              Group:

              Not Applicable

    Item 9.   Notice of Dissolution of Group:

              Not Applicable


    Item 10.  Certification

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                           Page 6 of 6 Pages

                          Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1997


                                      /s/ Charles R. Starr
                                      ---------------------
                                      Charles R. Starr, Vice President
                                      THE UNION NATIONAL MOUNT JOY
                                      BANK TRUST DEPARTMENT






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